File No. 70-
                                                                   ----

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

               --------------------------------------------------------

                                      FORM U-1
                           JOINT APPLICATION OR DECLARATION
                                      UNDER THE
                      PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

              ---------------------------------------------------------

               Pacific Enterprises           Enova Corporation
               555 West Fifth Street,        101 Ash Street
               Suite 2900                    San Diego, California 92101
               Los Angeles, California
               90013-1001

                    (Names of companies filing this statement and
                      addresses of principal executive offices)

                -----------------------------------------------------

                                         None

                   (Name of top registered holding company parent)

                ------------------------------------------------------

                    Richard D. Farman             Stephen L. Baum
                    President and Chief           President and Chief
                    Executive Officer             Executive Officer
                    Pacific Enterprises           Enova Corporation
                    555 West Fifth Street,        101 Ash Street
                    Suite 2900                    San Diego, California
                    Los Angeles, California       92101
                    90013-1001


                     (Names and addresses of agents for service)

          The Commission is requested to send copies of all notices, orders and communications in connection with this Application or
                                   Declaration to:

               Donald C. Liddell, Esq.            Richard M. Farmer, Esq.
               David L. Huard, Esq.               Andrew F. MacDonald, Esq.
               Pacific Enterprises                William C. Weeden
               633 West Fifth Street,             Reid & Priest LLP
               Suite 5200                         40 West 57th Street
               Los Angeles, California            New York, New York
               90071                              10019

          ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
                    ------------------------------------

               1.1. Introduction and Description of Applicants' Business.
                    ----------------------------------------------------

               Pacific Enterprises ("Pacific") and Enova Corporation ("Enova") are exempt holding companies pursuant to Section 3(a)(1) of the Public Utility Holding Company Act of 1935, as amended (the "Act").(1) Through an indirect, jointly-owned, subsidiary, Frontier Pacific, Inc. ("Frontier Pacific"),(2) Pacific and Enova are proposing to acquire up to 90.1% of the membership interests of Frontier Energy LLC ("Frontier"), a North Carolina limited liability company formed to construct and operate a small gas distribution system in North Carolina. The remaining membership interests in Frontier would be acquired by Frontier Utilities of North Carolina, Inc. ("Frontier Utilities"), a North Carolina corporation and an indirect, majority-owned subsidiary of ARB, Inc., a closely-held California corporation.(3)

               Pacific's predominant subsidiary, Southern California Gas Company ("SoCalGas"), purchases, transports and distributes natural gas in southern California. At December 31, 1997, Pacific reported consolidated total assets of $4.977 billion, of which approximately $3.154 billion consisted of net gas plant. For the year ended December 31, 1997, Pacific reported $2.738 billion in operating revenues (including revenues from transportation-only customers) and $184 million in net income.

          --------------------------

          1/   Pacific (formerly Pacific Lighting Corporation) is exempt by order issued pursuant to Section 3(a)(1). See Pacific Lighting Corporation, 1 S.E.C. 275 (1936). Enova claims an exemption under Section 3(a)(1) pursuant to Rule 2. See File No. 69-393. In a separate proceeding (File No. 70-9033), Enova and Pacific are seeking SEC approval for a business combination pursuant to which the two companies would become subsidiaries of a new holding company to be called Sempra Energy. Sempra Energy is also requesting an exemption under Section 3(a)(1) in that proceeding.
          2/   All of the issued and outstanding common stock of Frontier
          Pacific is held by Sempra Energy, LLC, a California limited liability company whose membership interests are, in turn, held directly by Pacific and Enova.

          3/   ARB, Inc. is not now a "holding company" or an "affiliate"
          of any "holding company" or "public-utility company," as those terms are defined under Section 2 of the Act.

               Enova's principal subsidiary, San Diego Gas & Electric Company ("SDG&E"), provides electric and natural gas service in San Diego and surrounding areas. At December 31, 1997, Enova reported consolidated total assets of $5.2 billion, of which approximately $2.49 billion consists of net electric plant and $449 million consists of net gas plant. For the year ended December 31, 1997, Enova reported operating revenues of $2.2 billion (81.6% from electricity sales and 18.4% from gas sales (including revenues from transportation only customers)), and $252 million in net income.

               Pacific and Enova derive substantially all of their gas requirements from sources outside of California. Approximately 58% of their combined system gas requirements are met from production in the Permian Basin, which is located in west Texas, and the San Juan Basin, which is located primarily in New Mexico and Colorado in the "Four Corners" area. Most of the gas produced in these supply basins is delivered to California by El Paso Natural Gas Company ("El Paso") and Transwestern Pipeline Company ("Transwestern") under long-term transportation agreements.

               1.2  Description of Frontier and Its Properties.
                    -------------------------------------------

               By order issued January 30, 1996, Frontier Utilities was granted a final certificate of public convenience and necessity (the "Certificate Order") from the North Carolina Utilities Commission ("NCUC") to construct, test, market, own and operate a new natural gas distribution system in a four-county area in northwestern North Carolina comprised of Surrey, Watauga, Wilkes


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


          and Yadkin Counties (the "Four-County Area").(4)   Subsequently,
          by order dated August 16, 1996,(5) the NCUC added Ashe and Allegheny Counties, which are located in the same region, to Frontier Utilities' certificated territory, and by order dated March 27, 1997,(6) granted Frontier Utilities a certificate of convenience and necessity to construct and operate a gas distribution system in Warren County, which is to the east of the Four-County Area. By further order dated March 9, 1998 (the "Financing Order"), the NCUC approved various proposals by Frontier Utilities and Frontier relating to financing of construction of a gas system in the Four-County Area and Warren County, including the participation of Frontier Pacific as an equity investor in Frontier, and the transfer by Frontier Utilities to Frontier of the certificates to serve the Four-County Area, as well as Ashe, Allegheny and Warren Counties.(7) Copies of Frontier Utilities' application to the NCUC and the Financing Order are attached hereto as Exhibits D-1 and D-2, respectively.

          --------------------------

          4/   In the Matter of Application of Frontier Utilities of North
          Carolina, Inc. for Certificate of Public Convenience and Necessity, NCUC Docket No. G-38, January 30, 1996 (Order Granting Final Certificate), 166 PUR 4th 565. The order was affirmed on appeal by the Supreme Court of North Carolina on a challenge by Piedmont Natural Gas Company, Inc., whose competing proposal the NCUC had rejected. State of North Carolina v. Piedmont Natural Gas Company, Inc., 488 S.E. 2d 591 (N.C. Sup. Crt. 1997).

          5/   In the Matter of Commission Proceeding to Implement G.S. 62-
          36A(b1), NCUC Docket No. G-100, Sub. 69 (August 16, 1996). This was a generic proceeding in which the NCUC implemented a new law that required that the NCUC grant certificates to provide gas service to all unfranchised areas in North Carolina or, in the absence of any applications for such certificates, that the NCUC assign to the incumbent utilities in the state franchises covering all such uncertificated areas. Because of their proximity to the Four-County Area, the franchises for Ashe and Allegheny Counties were assigned to Frontier Utilities.

          6/ In the Matter of Frontier Utilities of North Carolina, Inc. for Certificate of Public Convenience and Necessity, NCUC Docket No. G-38, Sub. 1, March 27, 1997 (Order Awarding Certificate and Approving Rates).

          7/   Order Approving Final Financing Plan, Transfer of
          Certificates, and Security Bond and Preliminarily Approving Debt Financing, NCUC Docket Nos. G-38, Sub 3 and G-40 (March 9, 1998). Although Frontier has indicated that it intends to build out a system in Ashe and Allegheny Counties at such time as it becomes feasible to do so, the financing plan approved by the NCUC does not include the system to be built in those counties.

               Frontier commenced construction in the Four-County Area during the second quarter of 1998. Construction in Warren County will commence at a later date, subject to receipt of further NCUC approvals. When complete, the Four-County Area system will consist of approximately 140 miles of transmission mains, including a 40-mile lateral tap off the interstate pipeline facilities of Transcontinental Gas Pipe Line Corp. ("Transco"), and at least 320 miles of distribution mains. Frontier will purchase at least 50% of its gas requirements from production in the San Juan and Permian Basins. Gas will be delivered to Frontier by Transco under a long-term transportation contract. Frontier is projecting that, by the end of the fifth year following commencement of construction, it will serve 13,250 residential, 1,054 small commercial, 300 poultry farm, and 55 large commercial and industrial customers. (Exhibit D-1, p. 10). As a public utility under North Carolina law, Frontier will be subject to regulation by the NCUC as to rates, service, securities issuances and other matters.

               The Certificate Order contains various findings and conclusions as to technical issues, the financial feasibility of the Four-County Area system, and the public interest to be served. Two of the central issues in the proceeding concerned the optimum size of the Four-County Area system and the likelihood that customers would convert from propane and heating oil to natural gas. These issues were critical in the NCUC's evaluation of Frontier Utilities' proposal, which assumed that the proposed system could support traditional financing, and of the competing proposal made by Piedmont Natural Gas Company, Inc. ("Piedmont"), an existing franchised gas utility company in North Carolina, which was made contingent upon the availability of


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


          "expansion funds" provided for under North Carolina law.(8)
          With regard to the financial feasibility of Frontier Utilities' proposed system in the Four-County Area, the NCUC considered a detailed market study prepared by an independent consultant (Heath and Associates) which evaluated the potential customers and loads in the Four-Country Area and the likelihood of converting these customers to gas at the rates and rate designs proposed by Frontier Utilities. During the hearings, witnesses for Heath and Associates and Frontier Utilities were cross-examined at length concerning the data used and assumptions made in the Heath and Associates study and an earlier study prepared by Frontier Utilities. Despite certain discrepancies between the Health and Associates study and Frontier Utilities' initial study as to likely number of customers, the configuration of the system, conversion rates and other matters, the NCUC concluded that "the market study performed by Heath and Associates provides a fair and unbiased assessment of the potential customers and loads resulting from an extensive rural distribution system in the Four-County area at the rates that Frontier proposed to offer." (Certificate Order, p. 19).

               1.3  Description of Frontier's Ownership Structure and
                    -------------------------------------------------
          Management Plan.
          ---------------
               It is contemplated that Frontier Pacific and Frontier Utilities will each acquire 50% of the membership interests of Frontier, and that the economic interests of the members will


          --------------------------
          8/   See N.C. Gen. Stat. Sections 62-158 (Michie, 1997).equity
          investments by the members of Frontier, including cash and in-kind contributions of pipeline and other property, totaling approximately $12 million. In addition, the NCUC has given its preliminary approval for $40 million in debt financing by Frontier.

          9/   Heath and Associates forecast that the gas system would have
          8,553 customers in year 10 and sales of 4 million dekatherms per year. Certificate Order, p. 13. Frontier offered testimony showing that it would be economically feasible to serve an additional 5000 customers outside of the areas included in the Heath and Associates analysis.

          equal their membership interests.(10) Under the Financing Order, the NCUC authorized the equity investments by the members of Frontier, including cash and in-kind contributions of pipeline and other property, totaling approximately $12 million. In addition, the NCUC has given its preliminary approval for $40 million in debt financing by Frontier.

               Under Frontier's Operating Agreement (attached hereto as Exhibit A-2), the economic interest of a member is defined as that member's interest in the profits and losses of Frontier and right to receive distributions from Frontier. The membership interest of a member means that member's economic interest, plus the right to participate in management of Frontier, including the right to vote. The Operating Agreement specifically contemplates that Frontier Pacific and Frontier Utilities may adjust or change their respective economic and membership interests whenever necessary in order, for example, to limit the percentage of overall voting rights held by a member. Pacific and Enova are seeking approval herein to acquire, indirectly through Frontier Pacific, up to 90.1% of the membership interests of Frontier, representing 90.1% of the voting interests in Frontier. This will enable Frontier Utilities, should it choose to do so, to maintain its percentage interest in Frontier's voting securities at below 10%.

               It is anticipated that the day-to-day operations of Frontier will be under the control of its General Manager, who will be located at Frontier's corporate headquarters in Elkin, North Carolina. The General Manager will report to the President, who will be located in San Diego, California. It is also anticipated that Frontier will be staffed by a combination of current employees of the members of Frontier and their respective subsidiaries and new hires from the local community in North Carolina.

          --------------------------
          10/ An organizational chart showing the ownership structure of Frontier and its members is set forth at page 5 of Frontier Utilities' Application for Approval of Financing Plan (Exhibit D-1 hereto).

               The North Carolina and California systems will be coordinated administratively in order to enable Frontier to enter the natural gas business with an experienced management team in place. In addition, Pacific and Enova will be able to provide Frontier with greater financial, operational and technical resources. In accordance with one or more service agreements, administrative and consulting services provided by the members of Frontier and their utility and non-utility affiliates will be directly assigned, distributed or allocated to Frontier by activity, project, program, work order or other appropriate
          basis.   Employees of the members and their affiliates will
          record transactions utilizing the data capture and accounting systems of Frontier. Costs of the members and their affiliates will be accumulated in their respective accounts and directly assigned, distributed and allocated to Frontier in accordance with the guidelines set forth in the service agreements. Such agreements are required to be filed with the NCUC.

               Affiliates of members will provide administrative and consulting services to Frontier as well as other affiliates and third parties. The consulting services will include, among other things, assistance with: project financing, procurement/materials and quality assurance, regulatory and governmental affairs, finance and accounting, human resources, information and technology, technical and design engineering, legal, training and general administrative support.

          ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
                    ------------------------------
               The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Transaction, inclusive of legal fees and expenses, are estimated at not more than $75,000.

          ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
                    --------------------------------

               3.1  General Overview of Applicable Statutory Provisions.
                    ---------------------------------------------------

               Because Pacific and Enova are exempt holding companies, each of them will require approval of the SEC under Sections 9(a)(2) and 10 of the Act to acquire, directly or indirectly, 5% or more of the voting securities of Frontier, which will become a "gas-utility company" within the meaning of Section 2(a)(4) of the Act on or after the date on which it commences making residential and commercial sales of gas. Further, following the acquisition of 10% or more of Frontier's voting securities, and the commencement by Frontier of residential and small commercial sales, Frontier will become an additional gas-utility subsidiary company of both Pacific and Enova. However, because neither Pacific nor Enova will derive "any material part of its income" from Frontier, and will each remain "predominantly" a California holding company, their "intrastate" exemptions under Section 3(a)(1) of the Act will not be affected.(11)

               The relevant standards for approval of an application under
          Section 10 are set forth in subsections (b), (c) and (f) thereof.

               Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless the Commission finds that:

                    (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

                    (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to

          --------------------------
          11/ Under the Operating Agreement, Pacific and Enova collectively will have a 50% economic interest in Frontier. Based on current projections, the proportionate share of Frontier's income attributable to Pacific and Enova is expected to account for far less than 1% of the consolidated income of Pacific and Enova on a pro forma basis.

               be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

                    (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

               Section 10(f) provides that the Commission:

               shall not approve any acquisition . . . unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

               Finally, Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:

                    (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

                    (2) the acquisition of securities or utility assets of a public-utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system.

          An "integrated public-utility system" is defined in Section 2(a)(29)(B), as applied to a gas utility system, to mean:

               . . . a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation:
               Provided, That gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

               For the reasons set forth below, Pacific and Enova believe that the requirements of Section 10(f) have been met; that their acquisition of Frontier's voting securities will satisfy the integration standards under Sections 10(c) and 2(a)(29)(B); and that there is no basis for the Commission to make any of the negative findings enumerated in Section 10(b). As a preliminary matter to the discussion that follows concerning the integration standards of the Act, as applied to this transaction, however, the Applicants believe that it is important to understand the current "state of the art" in the natural gas industry and to review the dramatic changes that have occurred in the gas industry since 1935, and especially in the past decade.

               3.2  Historical Perspective on the "State of the Art" in the
                    ------------------------------------------------------
          Natural Gas Industry in the United States.
          -----------------------------------------

               Although natural gas has been used as a fuel for thousands of years, the growth of the natural gas industry in the United States can be traced in large part to the development of pipeline systems through which large volumes of natural gas could be transported from the wellhead (i.e., the gas producing areas) to distant markets.(12) In the early days of the U.S. natural gas industry (1870-1930), natural gas was seldom transported more than 50 to 75 miles. In some areas, gas produced as an incident to oil drilling operations was simply burned, or "flared," in the oil fields, rather than being piped to nearby cities or towns. Eventually, efforts were made to find commercial uses for this "waste" gas, but the technological difficulties and cost of transporting gas long distances were limiting factors. Thus, in most communities where gas service was available, the source of supply was from locally manufactured gas or from a nearby oil


          --------------------------
          12/ A more detailed history and analysis may be found in "Regulation of the Natural Gas Industry," Ed. by American Gas Association (Matthew Bender, 1997), Volume 1.

          field. The first iron pipeline was reportedly built in 1872 to transport "waste" gas to Titusville, Pennsylvania, from nearby oil fields, where it was used chiefly for street lighting and some industrial applications. The first long distance, high pressure, gas pipeline, consisting of two parallel 8-inch wrought iron lines approximately 120 miles in length, was constructed in 1891 by Indiana Natural Gas and Oil Company.

               A.   Developments in the 1920s and 1930s.  As indicated,
                    -----------------------------------
          prior to the 1930s, natural gas service to cities and towns was quite often provided from only one local source or field. In many cases, little was known about the extent of gas reserves in a producing area, which tended to limit the willingness of investors to commit the large amounts of capital required to build pipelines to distant markets. By the 1920s, however, technological advances had been made in the manufacture of large diameter pipeline which could withstand high pressures. This made it technologically and economically feasible to construct long-distance gas pipelines which could move gas from the developing oil fields in Texas, Oklahoma and other Southwestern states to the population centers in the Midwest and eastern U.S. This was the first significant change in the "state of the art" in the gas industry.

               In the 1930s, the first of what we now know of as the modern-day, long distance, pipelines were constructed to transport the "casinghead" gas that was being produced in the
          developing Texas oil fields to Midwest markets.(13)   By 1934,
          utilizing improved pipeline and compression technologies, some 150,000 miles of high-pressure transmission lines were in place.


          --------------------------
          13/ In 1931, Natural Gas Pipeline Company of America ("NGPL") completed a 24-inch line more than one thousand miles long running from the producing areas in Texas to Chicago, and in 1936, Panhandle Eastern Pipeline Company completed a thousand mile pipeline that terminated in Detroit.

          Nevertheless, in 1935, when the Act was passed, the natural gas pipeline industry consisted of only two long interstate lines extending to the upper Midwest. For the most part, the pipeline industry in the U.S. still consisted of relatively short lines used to transport gas from local producing areas directly to nearby markets. Natural gas was generally unavailable in the more populous areas on the East Coast and in the Northeast, where local distribution gas companies, or "LDCs," continued to distribute low-Btu gas produced from coal.

               For the most part, the interstate pipelines remained free from federal regulation until 1938, when the Natural Gas Act ("NGA") was passed.(14) Under the NGA, the Federal Power Commission ("FPC") was given broad authority to regulate interstate pipelines under a public utility model. This included, importantly, certificate authority over construction of pipelines and authority to set "just and reasonable" rates for sales of gas for resale (i.e., wholesale rates). For almost 50 years following passage of the NGA, there were few if any changes in the basic structure of the natural gas industry or the framework of federal regulation. The Federal Energy Regulatory Commission ("FERC"), the successor to the FPC, has characterized the structure of the natural gas industry regulated under the NGA during this period as "simple:"

               The producers would sell their natural gas in the production area to the interstate pipeline at Commission-determined just and reasonable rates. The pipelines would
                                           -------------------
               transport their purchased gas and their own production to
               ---------------------------------------------------------
               the city gate for sale to local distribution companies
               ------------------------------------------------------
                (LDCs) at Commission-determined just and reasonable rates
               -----------------------------------------------------------
               which recovered both the pipelines' cost of gas and cost of
               -----------------------------------------------------------
               transmission.  In addition, the pipelines would sell gas to
               ------------


          --------------------------
          14/  52 Stat. 821-833 (1938), 15 USC Sections 717-717W, as
          amended.   In 1906, Congress had amended the Interstate Commerce
          Act to specifically exclude pipelines for the transportation of natural gas from the jurisdiction of the Interstate Commerce
          Commission.  30 Stat. 584  (1906).   H.R. 5423, the original
          House bill introduced in 1935 which contained the Public Utility Holding Company Act and amendments to the Federal Power Act, also included, as Title III, provisions which would have subjected the interstate gas pipelines to federal regulation as common carriers. During the hearings on H.R. 5423, however, Title III was widely criticized as being unworkable, and was not reported out of committee.

               end users in non-jurisdictional sales with an appropriate allocation of costs to the non-jurisdictional services. Producer sales to LDCs or end users in the production area, with the pipeline providing only the transportation, were rare. The central features of the NGA-regulated natural gas industry were Commission-determined just and reasonable prices and interstate pipeline sales of gas for resale to LDCs at the city gate at those prices in transactions that combined or bundled into one package the pipelines' gas supply and transmission costs. (Emphasis added.) (Footnotes omitted.)(15)

               The "source of supply" of natural gas at the time the Act was passed and for most of the next 50 years must be understood in the context of the relationship that existed between the pipelines and LDCs: the pipelines were in almost all instances the exclusive suppliers to the LDCs, which had little opportunity to contract with producers or other sellers. This was the "state of the art" in the gas industry.

               B.   Developments After World War II.  Although significant
                    -------------------------------
          changes in the regulation of the industry were still many years away, the natural gas pipeline industry underwent rapid expansion in the decades after 1938, and especially following World War II, when the steel pipe manufacturing capacity in the U.S., which had been diverted to the war effort, was again available for pipeline fabrication. Also in this period, significant new gas discoveries were developed, particularly in West Texas and along the onshore and offshore Gulf Coast areas. Significantly, it was not until after World War II that the market for natural gas
                    -----
          developed to the point at which it could support gas exploration and production on a stand-alone basis, separate and apart from the economies associated with oil production.

               When World War II ended, the consumption of natural gas was still concentrated within the six principal gas-producing states


          --------------------------
          15/ See FERC Order No. 636, FERC Stats. & Regs. Paragraph 30,939, "Pipeline Service Obligations and Revisions to
          Regulations Governing Self-Implementing Transportation; and Regulation of Natural Gas Pipelines After Partial Wellhead Decontrol," 57 Fed. Red. 13,267 at 13,270 (April 16, 1992), aff'd
          in part, United Distribution Cos. v. FERC, 88 F.3d 1105 (D.C. Cir. 1996).

          of Texas, Louisiana, California, Oklahoma, West Virginia and Kansas, which, in 1945, produced 87% and consumed 68% of all the natural gas marketed in the United States.(16) In the populous Mid-Atlantic Region, including North Carolina, where there was little or no indigenous supplies, natural gas was either not available or at most mixed with manufactured gas to upgrade its Btu content.

               Proven reserves of natural gas in the U.S. totaled about 148 trillion cubic feet (TCF) at the end of 1945 and total annual marketed production was only about four TCF, of which more than half was produced in the four Gulf States. Thus, there were vast reserves, mostly in the Southwest, available to support the expansion of the interstate pipeline system. The primary limiting factor was the lack of the pipeline capacity needed to reach distant markets.

               In 1947, Texas Eastern Transmission Corporation purchased and converted to gas the "War Emergency" "Big Inch" and "Little Big Inch" lines that were built during the war to transport oil. During the same period, other companies secured the necessary gas reserves and built large diameter pipelines to waiting markets, while many of those already in existence extended their systems. It was during this period in which the El Paso and Transwestern pipelines were built to transport gas from west Texas to the rapidly growing California market, and in which Transco built a pipeline running from the Gulf Coast along the Eastern Seaboard to New York City.

               By 1966, natural gas service was available in all of the 48 contiguous States and the District of Columbia. The gas industry


          --------------------------
          16/ See "Regulation of the Natural Gas Industry", supra n. 12, at Section 3.02. Louisiana, Texas, Oklahoma and New Mexico still account for approximately three-quarters of all domestic production. See Energy Information Administration, Natural Gas Annual - 1996, DOE/EIA-0131(96) (Washington, D.C., September
          1997), p. 9.

          was no longer a local business. The primary forces behind this development were the surplus of reserves in the Southwest, the low prices for such gas, the subsequent discovery and development of additional reserves in the Southwest and elsewhere, and the price advantage that natural gas enjoyed over other competing fuels, such as heating oil and propane, in most uses. Some of the price advantage that natural gas enjoyed over other fuels was inherent in the efficiency of transporting gas in high pressure pipelines with low associated labor costs.

               As the LDCs converted from manufactured gas to natural gas, they in effect exited the supply side of the business in favor of becoming customers of the interstate pipelines. The pipelines transported their own gas and gas produced by others, which the pipelines purchased at the well-head, and re-sold such gas to LDCs at the city-gate and to large industrial customers. This development, particularly in the heavily populated areas along the Eastern Seaboard, created a large and significant purchaser group that had a vital interest in keeping the city gate price for gas at levels where retail prices were competitive with other fuels. For LDCs that had historically sold natural gas obtained from local sources, such as in the Appalachian Mountain producing basins and adjacent areas, the growth in demand after World War II quickly outstripped the availability of local supplies. These LDCs were among the first to seek gas from the more plentiful producing areas in the Southwest.

               The 25-year period following World War II is sometimes referred to as the "Golden Age of Growth" in the natural gas industry. As indicated, during this period, there was a rapid expansion of the interstate pipelines systems from the Southwest and other producing areas in the West to Midwest and Eastern markets. Also, it was during this period that the FPC extended its jurisdiction and the comprehensiveness of its regulation in the gas industry, including asserting jurisdiction over gas production.(17) The FPC also developed comprehensive regulations for the certification of pipeline construction and operation pursuant to Section 7(c) of the NGA, as well as for rates and terms and conditions of services provided by interstate pipelines.

               C.   The 1970s - An Industry in Transition.  In the 1970s,
                    -------------------------------------
          the natural gas industry was suddenly faced with the prospect of massive gas shortages, as gas demand in some markets significantly outstripped available production. During this period, the availability of natural gas to the interstate market was so significantly restricted that the principal issue presented to the FPC concerned the curtailment of deliveries by the interstate pipelines. In a sense, the "state of the art" became how to deal with the massive curtailments that threatened the very survival of the industry. The shortages, however, were not due to the unavailability of gas in the ground. Rather, at the artificially constrained well-head price established by the FPC, many producers were simply unwilling to produce gas for sale into the interstate market and to make the capital investment needed to develop new reserves. In response to the gas shortages of the 1970s, Congress, in 1978, enacted a group of statutes jointly referred to as the Natural Energy Acts. Among these acts was the Natural Gas Policy Act of 1978 ("NGPA").(18) The NGPA set in motion the process for gradual de-control of well-head price regulation by the FERC. That process was completed in 1989, when Congress passed the Natural Gas Wellhead Decontrol Act,(19) which eliminated all well-head price and non-price controls.

          --------------------------
          17/  See Phillips Petroleum Co. v. Wisconsin, 347 U.S. 672
          (1954).

          18/  92 Stat. 3350 (1978); 15 USC Section 3301, et. seq.

          19/  103 Stat. 157 (1989).

               Of particular importance to the current "state of the art," the NGPA also included provisions (Sections 311 and 312) authorizing certain sales and transportation in intra- and interstate commerce, which, as implemented through FERC regulations, has effectively merged the intra- and interstate transportation markets into a single "seamless" grid without unnecessary jurisdiction or restrictions.

               This began an extremely rapid change in the "state of the art" which culminated in a revolutionary change in the previous paradigm: the "common source of supply" for LDCs was no longer purchasing gas from the pipeline at the city-gate at "just and reasonable" rates established by the FERC. LDCs and other purchasers could now contract directly with producers. The pipelines were becoming nothing more than transporters of gas owned by others.

               D.   The 1980s - the Move Towards Competition.  The
                    ----------------------------------------
          implementation of Sections 311 and 312 of the NGPA began a move to a more market-driven transportation sector for the natural gas industry. Building upon the market-responsive goals of Section 311, the FERC issued a series of orders, beginning with Order No. 436 in 1985(20) and culminating in Order No. 636 in 1992, that mandated "open access" transportation. This shift in regulatory policy sought to encourage competition within the natural gas industry. Under revised regulations, most recently promulgated in Order No. 636, many gas transactions that once required prior approval from the FERC now can begin as soon as the pipeline and shipper reach agreement. Transportation of natural gas in interstate commerce still requires FERC authorization, but that authorization usually takes the form of "blanket" certificate

          --------------------------
          20/ FERC Stats. & Regs. Paragraph 30,665, "Regulation of Natural Gas Pipelines After Partial Wellhead Decontrol," 50 Fed. Reg. 42,408 (October 18, 1985).

          approvals under the terms and conditions established in Order No. 636.(21)

               With the issuance of Order No. 636, the FERC completed the process of transforming the supply end of the natural gas industry into a fully competitive industry. The FERC's stated policy goal was to promote competition among all natural gas suppliers, including interstate pipelines to the extent that they still act in a gas sales (or merchant) capacity. The FERC's primary objectives were two-fold: to enhance competition in the natural gas industry and to maintain an adequate and reliable supply.

               Under Order No. 636, pipelines were required to "unbundle," or separate, their merchant function from their transportation function. The order requires that this unbundling take place at an upstream point, near the production area. Pipelines are now obligated to provide all transportation service on a basis that is equal in quality for all gas supplies, whether purchased from the pipeline or from another gas supplier.(22) To assure comparability in the quality of service, pipelines are required to provide a variety of essential, or ancillary, transportation services, such as storage, on a non-discriminatory basis, and to


          --------------------------
          21/ Under the FERC's regulations, there are two distinct types of self-implementing transportation service. The first is commonly referred to as "Section 311 Transportation." Under this authority, interstate pipelines are authorized to commence transportation service on behalf of any intrastate pipeline or any LDC without any specific prior approval. The second type of self-implementing transportation is referred to as a Section 7 "blanket" certificate service. " Blanket" certificates are issued under Section 7 of the NGA and are available to interstate pipelines and end-users. Regulations governing both sets of transportation are included in Part 284 of the FERC's regulations (18 CFR Part 284). The FERC's regulations define "transportation" to include both storage and exchanges of natural gas.

          22/ Although Order No. 436, issued in 1985, provided for open-access, non-discriminatory, transportation service to enable LDCs and others to purchase gas directly from producers at the wellhead, the FERC subsequently concluded that firm transportation made available by the pipelines to LDCs and others was "inferior in quality to the firm transportation embedded within the pipelines' bundled, city-gate, firm sales service," in that there was no obligation on the pipelines' part to provide transportation-only customers with other essential services and facilities, such as storage, on a non-discriminatory basis.
          Order No. 636, 57 Fed. Reg. at 13,272. In Order No. 636, FERC mandated various changes in the terms and conditions that must be offered by an open-access pipeline in order to assure that all gas purchasers would receive comparable transportation service.

          implement capacity release programs so that firm shippers can release their firm capacity on a short or long term basis.(23)


               E.   The Development of Market Centers, Hubs and Pooling
                    ---------------------------------------------------
          Areas.  Another important feature of Order No. 636 was FERC's
          -----
          pronouncement that it would not allow actions that would inhibit the natural development of market centers, hubs, and pooling
          areas.(24)   In a study issued by the FERC's Office of Economic
          Policy in 1991,(25) which was cited in Order No. 636, the staff of the FERC had reported on the growing importance of market centers and recommended that there was a need to foster their development. The FERC staff believed that market centers were necessary to facilitate market-driven transactions between buyers and sellers while at the same time making unnecessary the construction of additional high-cost facilities. In the view of the FERC staff, the organization of market centers would (i) help


          --------------------------
          23/ Traditionally, LDCs and other shippers were required to reserve, on a long-term basis, enough "firm" capacity on the supplying pipeline to meet their maximum requirements. Pipeline capacity utilization was inefficient because there was no mechanism in place to allow for the shifting of reserved "firm" capacity from one pipeline customer to another at times when it
          was in excess of current needs.   The capacity release mechanism
          contemplated by Order No. 636 was intended to correct this situation. It allows an LDC or other shipper (the "primary shipper") to permanently or temporarily release and sell some or all of its reserved "firm" capacity, which the pipeline must then offer to others. Conversely, it provides a prospective purchaser (the "replacement shipper") with access to "firm" capacity that would otherwise not be available to it. Although the primary shipper remains liable on its contract with the pipeline, it is entitled to a credit to the extent released capacity is resold to a replacement shipper. See Order No. 636, 57 Fed. Reg. at 13,284
          - 13,286.   The capacity release program has had a significant
          impact on the contracting practices of LDCs and other purchasers since 1993. It is estimated that, based on full utilization of released capacity by replacement shippers, 36% of all gas delivered to consumers in the U.S. could have moved under released capacity. See Energy Information Administration, "Deliverability on the Interstate Natural Gas Pipeline System," DOE/EIA-0618(98) (Washington, D.C., May 1998), pp. 83 - 85.

          24/ Market centers, hubs and pooling areas all serve a similar purpose, namely, to facilitate transactions between gas buyers and sellers through information exchanges, physical exchanges of gas, providing transportation related services (e.g., storage, parking), the aggregation of supplies by all merchants, etc. Market centers may or may not be associated with any physical facilities, but are situated so as to be easily accessed from many parts of the country. They can be used to arrange storage or transportation or other ancillary services. Hubs, in contrast, operate as the physical transfer points where several different pipelines are interconnected. At a hub, gas can be physically rerouted from one pipeline to another. Pooling areas, most often located in production areas, facilitate the aggregation of supplies from many producers. Title to gas frequently passes from the producers to the shippers (i.e., LDCs or other purchasers) in the pooling areas.

          25/ "Importance of Market Centers," Office of Economic Policy, FERC (Washington, DC), August 21, 1991.

          to eliminate the traditional receipt point inflexibility of the interstate pipelines by allowing shippers (i.e., buyers and sellers) to receive and deliver gas at any point on the pipeline where the receipt and delivery of gas is possible, (ii) provide better responses to supply disruption, (iii) eliminate difficulties in reselling long-term contracted gas, and (iv) foster the development of market intermediaries (brokers and traders), such as exist in other commodities markets, who would facilitate transactions among buyers and sellers in the market. Thus, the development, evolution and operation of market centers and hubs is at the very heart of the current, and radically different, "state of the art."

               Of particular interest, the FERC staff identified several natural market centers and hubs which will be instrumental in the coordination of gas supply between SoCalGas and Frontier. These include (i) the Blanco, New Mexico, market center near the San Juan Basin; (ii) the Waha Hubs, near Midland, Texas, formed at the point where the Transwestern and El Paso pipelines interconnect with NGPL and numerous intrastate pipelines;
          (iii) the Katy Hub, in east Texas; and (iv) the Henry Hub, located in southern Louisiana.(26) At these market centers and hubs, gas can be bought, sold, exchanged for gas at another location, or stored. Services are provided by independent brokers at such points to arrange deals, and producers or owners of gas at these centers often have significant marketing staffs to maximize the value and liquidity of the commodity.

          --------------------------
          26/ The FERC staff noted that the Waha hub is located at a point that is within 70 miles of 2.74 Bcf per day of deliverable gas production and nearly 1 Bcf per day of peak storage deliverability. The staff noted that, at the Katy Hub alone, 23 pipelines (including Transco) are interconnected within a radius if 70 miles of over 12 Bcf per day of deliverable gas production, and that there is nearly 17 Bcf per day of working storage capacity at the hub. Finally, at the Henry Hub in South Louisiana, the staff noted that a total of 28 pipelines interconnect within 50 miles of more than 19 Bcf per day of deliverable gas production. See also "North American Gas Market Centers 1994," produced by Hart's Gas Transactions Report.

               Pooling areas facilitate the transfer of title to gas at both production and market points. Transco, El Paso, and Transwestern all operate pooling areas on their systems. In addition to the operation of pooling areas by interstate pipelines, several marketing companies provide services by which interested buyers and sellers can exchange gas at such pooling points for a fee. At some market centers, hub services, such as parking, loaning, wheeling, and, in some instances, title transfer, are also available.(27)

               Why are market centers, hubs and pooling areas so vital to the current "state of the art?" The importance of these creative market mechanisms is clear. A producer in one producing basin may, through such mechanisms, sell gas to a buyer several pipeline systems away without the payment of additional transportation costs, thus making gas produced in one basin more competitive with gas produced in a geographically closer locale. This represents a significant change from the days throughout most of the last 50 years when LDCs typically bought all of their gas at the city-gate from the interconnecting pipeline. As an example, low cost San Juan Basin gas, combined with its tax incentives and creative transactional mechanisms, can be priced cheaper to a market in North Carolina than gas produced in the Gulf Coast or the Alabama Black Warrior Basin, which are both physically closer to North Carolina. Such creative arrangements, however, are dependent upon the existence of significant physical interconnections and market centers between the production area and ultimate delivery point. While these conditions may not

          --------------------------
          27/ "Parking" is essentially a short-term interruptible storage service. "Loaning" is a service by which a party with gas will provide the gas to another party with a specific date for the return of such gas at either that location or another location under mutually agreeable terms and conditions (in effect, the inverse of parking). "Wheeling" is the provision of transportation by a hub operator from one system to another system. Finally, title transfer services allow parties to exchange title to gas that is already within a pipeline system for gas that is at a different point on the same pipeline system or for gas that is on another pipeline system. No physical movement occurs.

          currently exist throughout all of the contiguous 48 States, they do exist throughout the southern tier of States, both west and east, all of which depend for a large percentage of their total gas supplies upon production in the Southwest producing basins.

               F.   The Development of "High Deliverability" Storage.
                    ------------------------------------------------
          Another important development in the gas industry is in storage technology and the development of a market for "un-bundled" storage services. The ability to store gas has always been critical to the economic and efficient operation of a gas system because of the seasonal nature of demand, particularly by residential customers. Most "seasonal" storage is in depleted oil and gas fields, such as exist in the Appalachian region. In the last five years, however, there has been significant new development of so-called "high deliverability," or salt-dome, storage caverns, which in some cases are owned and operated independent of the pipelines. The importance of "high deliverability" storage is not so much in the absolute volume of the working storage capacity that they represent, but rather in their operational characteristics, which allow for rapid injection and withdrawals of gas ("cycling"). This provides LDCs with considerably more flexibility in responding to changes in demand without the need to maintain high inventory levels and enables LDCs to take advantage of price volatility.(28)

               G.   New Pipeline Construction.  The nation's interstate
                    -------------------------
          pipeline system, which experienced such dramatic growth in the decades immediately following World War II, continues to expand at a significant rate, in terms of both long-haul capacity and


          --------------------------
          28/  See Energy Information Administration, Natural Gas 1996:
          Issues and Trends, DOE/EIA-0560(96) (Washington, D.C., December
          1996), p. 15; Energy Information Administration, Natural Gas Annual - 1996, DOE/EIA-0131(96) (Washington, D.C., September
          1997), p. 21.

          interregional interconnections. Between 1990 and the end of 1997, capacity additions on the long-haul pipeline systems (viz. the pipelines running from the production areas to end markets) totaled 12.4 billion cubic feet (Bcf) per day, an increase of about 17%, while interregional capacity additions totaled 11.4 Bcf per day, or about 15%, in the same period. More than 40 projects were completed in 1997 alone.(29) Several new expansion projects have been announced to alleviate capacity constraints in those few areas of the country where they still exist. Moreover, as previously described, market centers and storage capacity are becoming increasingly integrated into the pipeline network. In summing up the current state of the nation's pipeline delivery system, taking into account completion by the end of the year 2000 of projects that will expand transportation capacity from the Rocky Mountain, New Mexico, and West Texas producing areas to Midwest and Northeast markets, the Department of Energy has observed that "the interstate natural gas pipeline network will
                         ------------------------------------------------
          come closer to being a national grid where production from almost
          -----------------------------------------------------------------
          any part of the country can find a route to customers in almost
          ---------------------------------------------------------------
          any area." (Emphasis added).(30)
          --------


              3.3  The Standards for Approval under Section 10(c).
                    -----------------------------------------------
               A.   Section 10(c)(1).  Section 10(c)(1) provides that the
                    ---------------
          Commission may not approve an acquisition that "is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11." In this case, the transaction will not be unlawful under Section 8, as it will not lead to common ownership of gas and electric properties serving the same


          --------------------------
          29/ See Energy Information Agency, "Deliverability on the Interstate Natural Gas Pipeline System," DOE/EIA-0618(98) (Washington, D.C., May 1998), pp. 32 -34.

          30/  Id. at p. 34.

          area in North Carolina. Nor will approval of the transaction be detrimental to the carrying out of the provisions of Section 11, which provides, in subsection (b)(1) thereof, that every registered holding company and its subsidiaries shall limit their operations "to a single integrated public-utility system . . . ."
          As indicated above, Pacific and Enova are both exempt holding companies and will continue to be entitled to their current exemptions even following the acquisition of Frontier's voting securities. In this regard, the Commission has held on several occasions that, because Section 11 by its terms applies only to registered holding companies, Section10(c)(1) does not preclude
          ----------
          an acquisition by an exempt holding company of the securities of
                               ------
          another public-utility company, even though the existing properties of the exempt holding company and those of the company to be acquired together would not constitute a single integrated
                                                         ------
          system, provided that the acquisition is not unlawful under
          Section 8 and would have the integrating tendencies required by
          Section 10(c)(2).   See Union Electric Company, 44 SEC 489, 501
          (1974), aff'd without opinion sub nom., City of Cape Girardeau v. SEC, 521 F.2d 324 (D.C. Cir. 1975); WPL Holdings, Inc., 40 SEC Docket 491 at 497 (February 26, 1988), aff'd in part and rev'd in part sub nom., Wisconsin's Environmental Decade, Inc. v. SEC, 882 F.2d 523 (D.C. Cir. 1989), reaffirmed 49 SEC Docket 1255 (September 18, 1991); Gaz Metropolitan, Inc., et al., 58 SEC Docket 190 at 192 (November 23, 1994); TUC Holding Company, et al., 65 SEC Docket 301 at 305 (August 1, 1997); and BL Holding Corp., Holding Co. Act Rel. No. 26875 (May 15, 1998). Accordingly, as long as the acquisition of Frontier by Pacific and Enova would have the integrating tendencies required by
          Section 10(c)(2), discussed below, it is of no consequence that other existing properties of Pacific and Enova (e.g., San Diego's electric system) would not form a part of the same integrated system as Frontier's gas properties.

               B.   Section 10(c)(2).
                    ----------------
          Under Section 10(c)(2), the Commission must affirmatively find that the acquisition of the voting securities of Frontier by Pacific and Enova "will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system . . ., " which, as applied to a gas system, is defined in Section 2(a)(29)(B). The acquisition of Frontier by Pacific and Enova will satisfy the integration standards of Sections 10(c)(2) and 2(a)(29)(B) for all of the following reasons:

               () The indirect investment by Pacific and Enova in Frontier, and their ongoing involvement with Frontier's operations, will be instrumental to the development of a gas utility system in an area in which natural gas service is not now available.

               () Frontier and the operating utility subsidiaries of Pacific and Enova will share a "common source of supply" (the San Juan and Permian Basins) and will be operated as a "single coordinated system."

               () Frontier will achieve "substantial economies" in gas supply through the increased buying power that it will attain by being part of the larger Pacific and Enova systems; Frontier and its customers will also benefit by gaining access to Pacific's and Enova's expertise in such areas as procurement/materials management; finance and accounting; and gas system engineering and construction management.

               () Taking into account the current "state of the art": the area or region served by Pacific and Enova's subsidiaries in California and Frontier will not be "so large as to impair . . . the advantages of localized management, efficient operation, and the effectiveness of regulation." To the contrary, the day-to-day operations of Frontier will be under the direction of its General Manager. The management of Frontier will be independent of, but coordinated with (in order to promote efficient operation), Pacific and Enova, and will be subject to effective local regulation by the NCUC. This project enjoys the strong support of the NCUC.

               () Because of Frontier's size, Pacific and Enova will continue to qualify for exemption under Section 3(a)(1) as "intrastate" holding companies even after acquiring Frontier's voting securities. Under these circumstances, and because the acquisition of Frontier will have the integrating features required by Sections 10(c)(2) and 2(a)(29)(B), the Commission should approve the transaction.

               1.   Given the Existence of a Common Source of Supply and
                    ----------------------------------------------------
                    Changes in the State of the Art in the Gas Industry,
                    ---------------------------------------------------
                    the Commission Should Find that the Pacific and Enova
                    -----------------------------------------------------
                    Systems and Frontier's System Together Will Constitute
                    ------------------------------------------------------
                    an Integrated Gas System.
                    ------------------------

                    Although the retail gas service areas of Frontier in North Carolina and of SoCalGas and SDG&E in California are separated by a substantial distance and are located in non-contiguous States, such factors, by themselves, are not determinative. On the contrary, it is clear that Section 2(a)(29)(B), which defines an "integrated" gas-utility system, does not require that the States comprising the "single area or region" even adjoin each other. In MCN Corporation, 62 SEC Docket 2379 (September 17, 1996), for example, the Commission approved an acquisition of an interest in a gas-utility company in Missouri by an exempt gas-utility holding company whose service area is located more than 500 miles distant in Michigan, a non-adjoining State. Moreover, Section 2(a)(29)(B) specifically contemplates that "gas utility companies deriving natural gas from a common source of supply may be deemed to be
                                                     -------------------
          included in a single area or region." (Emphasis added).  Thus,
          -----------------------------------
          the Commission was given broad discretion to interpret the "single area or region" standard in a flexible manner that should take into account the tremendous changes that have occurred since 1935 in the production and transportation of natural gas. Likewise, in considering whether an "area or region" is so large as to impair "the advantages of localized management, efficient operation, and the effectiveness of regulation . . .," the Commission is called upon to consider the "state of the art" in the industry.

               Because of the dramatic changes in the "state of the art" in the gas industry that have taken place in recent years, the distance between two LDCs has become much less relevant, particularly when compared to the days when LDCs depended for their supplies upon essentially local sources or upon the same interconnecting pipeline, in its merchant capacity. Thus, based on all of the facts and circumstances of this case, as more fully developed below, the Commission should conclude that the gas utility operations of SoCalGas and SDG&E in southern California and those of Frontier in western North Carolina together will be "confined to a single area or region in one or more States," and that such area or region will not be "so large as to impair the advantages of localized management, efficient operation and the effectiveness of regulation." It is important to underscore that such a conclusion is consistent with the literal terms of Section 2(a)(29)(B).

               Moreover, in order to make the findings required by Sections 10(c)(2) and 2(a)(29)(B), as applied to the specific facts of this case, the Commission need not address or decide the broader question of whether an integrated gas market now exists throughout all of the 48 contiguous States or even whether all LDCs purchasing gas in the same supply basins could be part of one integrated gas system.

               Common Source of Supply: Historically, in determining whether two gas companies share a "common source of supply," the Commission has attached greatest importance to whether the gas supply of the two companies is derived from the same gas producing areas (or basins), recognizing that the most significant economies and efficiencies that two entities can achieve is through the coordination and management of gas supply. The Commission has also considered whether the two entities receive gas deliveries from a common pipeline. However, the Commission has properly found an integrated gas system to exist where two entities take delivery from different pipelines which originate in the same gas producing area and/or interconnect at various points along the transportation route. See MCN

          Corporation, supra, 62 SEC Docket at 2383-2384; American Natural Gas Company, et al., 43 S.E.C. 203 at 205-207 n. 5 (1966);
          Central Power Company, et al., 8 S.E.C. 425 at 431 (1941). These decisions, and especially MCN Corporation, reflect the fact that an LDC's gas supply is no longer purchased at the city-gate from the interconnecting pipeline. The key factor to be considered by the Commission, given the current "state of the art," is the "common source of supply."

               As indicated, SoCalGas and SDG&E currently derive approximately 58% of their combined gas requirements from the Permian and San Juan Basins, and it is expected that Frontier will purchase at least 50% of its gas supplies from production in the same two supply basins. Further, although SoCalGas and SDG&E and Frontier will take delivery from different interstate pipelines (Transco in the case of Frontier and El Paso and Transwestern in the case of SoCalGas and SDG&E), those pipelines all transport gas that originates in the Permian and San Juan Basins. The "common source of supply" is therefore in the Permian and San Juan Basins. In one case, the method of transportation is Transco, and, in the other case, El Paso and Transwestern.

               The El Paso and Transwestern pipelines transport gas out of the Permian and San Juan Basins for ultimate consumption in both California and eastern U.S. markets.(31) Transco's interstate pipeline does not itself extend into either such basin. However, it intersects at various points in Texas with intrastate

          --------------------------
          31/ In recent years, although production in the San Juan area has increased significantly, the demand for both San Juan and Permian Basin gas at the California border has declined due, in part, to the increased availability in California of cheaper gas from western Canada and the Rocky Mountain region. However, the decline in demand for Permian and San Juan Basin gas in the California market, which has led to significant capacity "turn-backs" on the El Paso and Transwestern systems, has been largely offset by growing demand elsewhere, primarily in eastern U.S. markets. To meet this demand, El Paso and Transwestern have both sought and received certificate authority from the FERC under
          Section 7 of the NGA for expansions in the San Juan area that now provide much better access from the eastern ends of their respective systems to various market centers and hubs in Texas, from which gas can be shipped to eastern U.S. markets. See El Paso Natural Gas Company, 70 FERC Paragraph 61,295 (1995); Transwestern Pipeline Company, 75 FERC Paragraph 61,107 (1996).

          pipelines (including the Oasis, Valero-TECO and Valero-Lone Star pipelines), which transport gas from those basins for consumption by Transco's ultimate customers. San Juan and Permian Basin gas also moves through the Henry Hub, on the Louisiana Gulf Coast, as well as the Katy Hub in Texas, where Transco and other pipelines
          transport it to Mid-Atlantic and East Coast markets.   (See
          Exhibit E - Map of Gas Pipelines and Producing Areas). Accordingly, there is substantial evidence that SoCalGas, SDG&E and Frontier will share a "common source of supply," roughly equidistant from each of them.

               It should be recognized that the concept of a "common source of supply" has a very different meaning today than it did in 1935. In 1935 and for most of the 50 years that followed, LDCs generally purchased natural gas at the city-gate directly from the interstate pipeline that served them at FERC (and earlier FPC) approved wholesale rates that reflected both the cost of the commodity and the related cost of transportation. Hence, two LDCs serving non-contiguous areas could in most instances demonstrate that they shared a "common source of supply" only if they purchased their gas from the same pipeline, in its capacity as both gas merchant and transporter. LDCs did not, and in most instances could not, purchase their gas in upstream markets and arrange separately with the pipeline for transportation. The "single area or region" served was therefore defined in terms of the pipeline delivery points (i.e., the city-gate), where the LDCs purchased their gas, rather than in terms of the upstream gas production areas or pipeline receipt points.

               In contrast, today, most LDCs do not purchase their gas supply from the pipeline serving them. Instead, LDCs, and many industrial customers as well, purchase gas directly from producers (or independent marketers or other middlemen), and contract separately for transportation on the pipeline that serves them, as well as on other upstream pipelines that transport gas out of the producing basins.(32) Although transportation costs and pipeline capacity constraints are economic factors which may limit an LDC's ability to contract for gas produced in any particular supply basin, the legal impediments no longer exist, and LDCs, no matter where they are located, are entitled to non-discriminatory transportation service. The transportation arrangements entered into by two different LDCs are unimportant for purposes of determining whether or not they share a "common source of supply," inasmuch as the pipelines that serve them are no longer the suppliers in any event. The relevant inquiry should instead be whether the two LDCs purchase substantial quantities of gas produced in the same supply basins, and whether that gas is "deliverable" (i.e., whether there is sufficient transportation capacity available in the marketplace to assure delivery on an economic and reliable basis).(33)

               State of the Art in the Gas Industry:   As previously
          described, the natural gas industry has undergone fundamental changes, with the pronounced trend in the past decade towards increased competition in gas supply and the development of a seamless natural gas delivery system throughout most of the United States.(34) This trend is the direct result of several

          --------------------------
          32/ By 1995, the Department of Energy could report that interstate pipeline gas sales were "virtually non-existent," and that transportation (as opposed to sales) accounted for 74% of all deliveries to industrial customers by local companies (LDCs and intrastate pipelines). See Energy Information Administration, Natural Gas 1996: Issues and Trends, DOE/EIA-0560(96) (Washington, D.C., December 1996), p. 17.

          33/ "Deliverability" may be defined in terms of the physical capacity of the U.S. natural gas pipeline network, as well as of the contractual structure governing the transportation of gas on that system, which is largely the product of Order No. 636. See Energy Information Administration, "Deliverability on the Interstate Natural Gas Pipeline System," DOE/EIA-0618(98) (Washington, D.C., May 1998), p. 79.

          34/ As previously indicated, although there is substantial evidence that a fully integrated natural gas market now exists throughout most of the United States, that is not a question that this Commission would need to address in order to make the findings required by Sections 10(c)(2) and 2(a)(29)(B), as applied to the specific facts of this case.

          developments, including, most importantly, de-control of gas prices at the well-head; the "un-bundling" of the commodity and transportation functions of interstate pipelines; the construction of significant new pipeline capacity, which has eliminated transportation bottlenecks in most parts of the country; the emergence of gas brokers and marketers and development of an efficient gas futures market, which now enable LDCs and other large gas purchasers to manage price volatility and secure gas supplies without regard to its physical source; and increased inter-basin competition for sales to the market, due in part to the effects of imports into the U.S. of low-cost Canadian gas.(35) It is important to stress that the paradigm for the gas industry today is fundamentally and irreversibly different than earlier this century.

               The Commission has already taken notice of these and other regulatory and technological changes that have reshaped the natural gas industry. See "The Regulation of Public-Utility Holding Companies," Report of the Division of Investment Management (June 1995), pp. 29 - 31. In light of such changes, the Division of Investment Management has recommended that the Commission continue to interpret the "single area or region" requirement of Section 2(a)(29) flexibly to take into account technological advances, and that the focus of the SEC's inquiry under Section 10(c)(2) should be on whether a proposed acquisition would promote the economic and efficient development of a utility system and on whether the resulting system would be subject to effective regulation. Id. at 72 -74.

               As discussed above, the traditional source of supply for both California and the Mid-Atlantic states is in the producing


          --------------------------
          35/ Canadian production, as a percentage of total U.S. consumption, increased in each of the ten years prior to 1996. In 1995, net imports of gas (mostly from Canada) accounted for 13% of all U.S. consumption. The western region of the U.S. received by far the largest share (41%) of all Canadian imports. See Energy Information Administration, Natural Gas Monthly, DOE/EIA-0130(96/10) (Washington, D.C., November 1996).

          basins in the Southwest. The primary producing basins in the Southwest that can be accessed by both the Mid-Atlantic region and California include the Permian and San Juan Basins. Today, because LDCs in most States (including California and North Carolina) can purchase gas in these Southwest producing basins (or purchase gas pegged to production in those areas) from a producer or marketer at the city-gate off of the interstate pipeline system, there is significant competition for markets between producers in the San Juan and Permian Basins and producers in other U.S. and Canadian basins. For the California market, for example, gas produced in western Canada and the Overthrust producing areas in the Rocky Mountain region now provides stiff competition for the Southwest basin supplies.
          This basin-to-basin competition and the development of additional interstate pipeline capacity through the construction of the Kern River pipeline and the expansion of Pacific Gas Transmission Company and Northwest Pipeline Corporation from Canada have, in fact, caused 2 Bcf/day of excess pipeline capacity to the California market.

               The competition for the California market by other producing basins and pipelines was directly responsible for significant "turn-backs" on the El Paso and Transwestern systems in the mid-1990s.(36) It was in response to this competition and the need

          --------------------------
          36/ Under Order No. 636, the "restructuring rule," the "firm" sales contracts between a pipeline and its customers were converted into the rights to receive "firm" transportation. As these "firm" transportation contracts expire, however, some LDCs will elect to reduce or release that "firm" capacity that they previously reserved. Such capacity "turn-backs" have led to the situation in some parts of the country where available "firm" pipeline capacity exceeds customer commitments. Unless a pipeline can remarket "turned-back" capacity, it faces a potential loss of revenues. Following the adoption of Order No. 636, two of the largest capacity "turn-backs" were on the El Paso and Transwestern systems. As indicated, those companies responded to this situation by altering the utilization of existing pipeline capacity to move gas out of the Southwest producing areas to eastern markets, where such gas would be competitive with other available supplies. For a more detailed of discussion of the impact of pipeline capacity releases and the industry's response, see Energy Information Administration, Natural Gas 1996: Issues and Trends, DOE/EIA-0560(96) (Washington, D.C., December 1996), ch. 2.

          to find new customers for the "turned-back" capacity that El Paso and Transwestern have both expanded their systems out of the San Juan Basin in order to move gas to eastern markets, such that, today, there are periods when the net flow of gas out of the San Juan Basin is to the east rather than to the west. These actions were also driven by certain operational characteristics of San Juan Basin production which require producers to maintain high production levels without regard to demand in the California market.(37) Further, El Paso and Transwestern have incentives to discount transportation for gas transported to new markets in the east, thus limiting delivery costs. As a result, San Juan Basin gas can be priced at a rate below its competitors in most other basins even with additional delivery costs.

               The Attorney General of the State of California addressed the integrated pipeline market from an economic perspective in its Opinion on Competitive Effects of Proposed Merger between Pacific Enterprises and Enova Corporation, submitted to the California Public Utilities Commission ("CPUC") on November 20, 1997.(38) The Attorney General used a correlation and co-integration analysis to determine that FERC actions have created a network of transmission suppliers connecting purchasers at the wholesale level with middlemen and well operators at the production level. The Attorney General concluded that, from an economic perspective, markets are integrated where the price of supplies remain closely linked (taking into account transportation and other transaction costs) and that there is "direct" evidence that prices at delivery points within the four basin area (including the Permian and San Juan Basins) remain


          --------------------------
          37/ San Juan Basin gas is produced from coal seam formations. The technology used to produce gas from coal seam formations requires maintaining a steady state of production. The significant tax benefits granted to coal seam gas is a further incentive for maintaining high production levels.

          38/ The Attorney General's Opinion has been filed as Exhibit D-9 in File No. 70-9033.

          co-integrated within arbitrage bounds on a nearly national grid basis.

               Due to the restructured natural gas transportation market, gas can be moved from the San Juan and Permian Basins to both California and North Carolina physically as well as contractually in a variety of ways. As discussed above, both Transwestern and El Paso access the Permian and San Juan Basins and have traditionally moved their gas west to California. SoCalGas is the largest holder of capacity on both of those systems and purchases a significant portion of its supply portfolio from those two basins. However, as indicated, natural gas from the San Juan and Permian Basins also moves east and north to serve Midwest and Mid-Atlantic markets.

               Both El Paso and Transwestern interconnect at numerous points in West Texas with major intrastate Texas pipelines including the Valero, Oasis, and other pipelines. Through these intrastate pipelines, gas is physically transported to the eastern half of the State of Texas where the intrastate pipelines connect with, among others, Transco. Thus, gas can and does physically flow from the Southwest producing basins which provide the principal supply of gas to SoCalGas and to the developing North Carolina market represented by Frontier.(39)

               While physical delivery is possible from the common supply basins to both SoCalGas and Frontier, more flexible and efficient transactions are available utilizing marketing tools created by the FERC in Order No. 636. As previously indicated, one of the more important outgrowths of FERC Order No. 636 has been the development of market centers, hubs and pooling points, which


          --------------------------
          39/ Further, El Paso and Transwestern interconnect with NGPL, the first major interstate pipeline company constructed in the United States, in west Texas through NGPL's major western trunkline. NGPL also accesses Gulf Coast reserves through its eastern trunkline which is connected by a major crossover through Oklahoma and north Texas to its western trunkline. On its eastern trunkline, NGPL interconnects at two points with Transco.

          allows LDCs operating in a much larger area or region of the country to realize the operating economies and efficiencies from coordinated gas supply that were once thought to be achievable only by contiguous or nearly contiguous gas companies supplied by the same interstate pipelines. In fact, the opportunities to achieve operating economies may be even greater where the two companies seeking to combine have significantly different load profiles (e.g., non-coincident seasonal peaks, substantially different customer mix, different projected growth patterns, etc.).

               2.   Frontier will Realize Significant Economies and
                    -----------------------------------------------
                    Efficiencies from its Affiliation with the Much Larger
                    ------------------------------------------------------
                    Pacific and Enova Systems.
                    -------------------------

                    Section 10(c)(2) requires that the Commission find that a proposed acquisition will produce economies and efficiencies. Although some of the anticipated economies and efficiencies will be fully realized in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) are met. See American Electric Power Co., 46 SEC 1299, 1320-21 (1978). Further, although some potential benefits cannot be precisely estimated, they too are entitled to consideration. As the Commission has stated, "[s]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior Energy Corp., 35 SEC Docket 769 at 775 (April 29, 1986). Finally, there is no requirement in
          Section 10(c)(2) that the specific dollar estimates of future savings be large in relation to the gross revenues of the companies involved. See American Natural Gas Company, supra, 43 S.E.C. at 206-207.

               In this case, there can be little doubt that significant benefits will be realized by Frontier as a result of becoming a part of the much larger Pacific and Enova systems, particularly in the areas of gas supply, increased purchasing power, and the ability to utilize the expertise and resources available from Pacific and Enova. Exhibit I hereto outlines specific areas in which the affiliation of Frontier with Pacific and Enova is likely to produce substantial economies and efficiencies over time, and dollar estimates of such savings. Pacific and Enova have estimated that Frontier will realize total start-up cost savings of $1.8 million due to its integration into the Pacific and Enova systems and ongoing annual operating cost savings of at least $300,000 per year. On a yearly basis, Pacific and Enova estimate that Frontier will save approximately 19% on its operating costs due to the affiliation. The total estimated savings are quite significant relative to the size of the transaction. Projected annual operating savings appear to be greater than those in the SEC's MCN Corporation decision, which involved an investment in a gas system of roughly comparable size to the Frontier system.

               It should be emphasized that the savings that will be realized by Frontier will not be at the expense of California utility customers of SoCalGas and SDG&E. In this connection, the CPUC recently adopted affiliate transaction rules that permit corporate support services provided both to a California utility and to its affiliates, including affiliates outside California. See Opinion Adopting Standards of Conduct Governing Relationships Between Utilities and Their Affiliates, CPUC Decision No. 97-12-088, 1997 Cal. PUC LEXIS 1139 (December 16, 1997). For example, the CPUC rule permits such shared services as: payroll, taxes, shareholder services, insurance, financial reporting, financial planning and analysis, corporate accounting, corporate security, human resources (compensation, benefits, employment policies), employee records, regulatory affairs, lobbying, legal, and pension management. Decision No. 97-12-088, App. A, mimeo, p.
          11. All of the services described on Exhibit I are permitted under the CPUC's rules. To ensure that the use of shared services does not result in cross-subsidization, the CPUC specifically required that "[a]ny shared support shall be priced, reported and conducted in accordance with the Separation and Information Standards set forth herein, as well as other applicable Commission Pricing and Reporting requirements." Id.
          In the same decision, the CPUC adopted extensive accounting rules to prevent cross-subsidization. Id. at 14.

               3.   The System Formed by the Affiliation of Pacific and
                    ---------------------------------------------------
                    Enova and Frontier will not be So Large as to Impair
                    ----------------------------------------------------
                    the Advantages of Localized Management, Efficient
                    -------------------------------------------------
                    Operation, and the Effectiveness of Regulation.
                    -----------------------------------------------

               The resulting integrated gas system to be formed by adding Frontier's gas system to the substantially larger SoCalGas and SDG&E systems will not be "so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation." As in MCN Corporation, this case involves the development and financing of a small, start-up, gas distribution system designed to serve a predominantly rural population. As described in greater detail in Item 1.3, the day-to-day operations of Frontier will be under the direct supervision of its General Manager. Its operations, however, will be coordinated with those of SoCalGas and SDG&E in order to provide operating efficiencies and savings. Local regulation is and will continue to be effective. In fact, every aspect of Frontier's development and financing has been or will be specifically considered by the NCUC, beginning with the NCUC's selection of Frontier's proposal for the new gas system over a competing proposal submitted by an existing North Carolina gas
          company.   While Pacific and Enova will bring to the table much
          needed skills and expertise in the areas of construction and gas supply management, pipeline technology and maintenance, procurement, operating expertise, and marketing, among others, Frontier will maintain its separate corporate identity and local presence and have its own management and work force.

               4.   The Acquisition of Frontier's Voting Securities Will
                    ----------------------------------------------------
                    Have No Effect on Pacific's and Enova's Current
                    -----------------------------------------------
                    Exemptions under Section 3(a)(1).
                    --------------------------------

               Frontier will be a small utility compared to Pacific and
          Enova.  (see fn. 11, above).   The acquisition and ownership of
          its voting securities by Pacific and Enova will therefore have no impact on the continuing entitlement of Pacific and Enova to their exemptions under Section 3(a)(1) of the Act. Given that there is substantial evidence that the acquisition will have integrating features (e.g., common source of supply, local management, realization of substantial economies and efficiencies through coordinated operation, strong local support and effective local regulation) and that exempt holding companies, like Pacific
                            ---
          and Enova, are not subject to the strict integration standards of
          Section 11(b)(1), the Commission should have little reason to interpret the integration standards of Section 10(c)(2) and
          Section 2(a)(29)(B), as applied to this transaction, in a narrow or restrictive manner. In other recent cases involving acquisitions by exempt holding companies, such as Gaz Metropolitan, Inc., et al., TUC Holding, et al., and MCN Corporation, the Commission has exhibited a willingness to interpret the integration standards of Section 10(c)(2) flexibly, focusing instead on the demonstrated benefits of the transaction from the perspectives of both investors and consumers. It should do the same here.

               3.4  Section 10(b).
                    --------------

               Section 10(b) provides that, if the requirements of Section 10(f) are met, then the Commission shall approve a proposed acquisition unless it finds that the transaction would have any one of several enumerated adverse effects. In this case, there is no basis for the Commission to make any adverse findings under
          Section 10(b).

               A.   Section 10(b)(1).  Section 10(b)(1) was intended to
                    ----------------
          avoid "an excess of concentration and bigness" in the utility industry at the expense of competition while preserving the "opportunities for economies of scale, the elimination of duplicative facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by certain acquisitions. See American Electric Power Co., Inc., 46 S.E.C. 1299, 1309 (1978). The transaction proposed herein will not add meaningfully to the size of Pacific and Enova, both of which are much larger companies than Frontier and will derive only a de minimis part of their income from Frontier's operations. The approximately 15,000 residential, industrial and commercial customers that Frontier projects having at the end of its fifth year of operation represents about one-quarter of 1% of the approximately 6 million retail and industrial gas customers (including transportation-only customers) that SoCalGas and SDG&E now serve in California. On the other hand, the transaction will benefit Frontier's customers and create a modestly larger and more diverse asset and customer base, which will create opportunities for operating efficiencies.

               Further, although the transaction proposed herein will result in creating a link between Pacific and Enova, on the one hand, and Frontier, on the other, it will not lead to the type of concentration of control over utilities, unrelated to operating efficiencies, that Section 10(b)(1) was intended to prevent.(40) In fact, far from limiting or restricting competition, the

          --------------------------
          40/ See Section 1(b)(4) of the Act (finding that the public interest and interests of consumers and investors are adversely affected "when the growth and extension of holding companies bears no relation to economy of management and operation or the integration and coordination of related operating properties . . . .").

          transaction proposed herein is the outgrowth of proceedings in North Carolina in which the NCUC carefully evaluated competing proposals to construct and operate a gas system in the Four-County Area. Finally, although the management interlocks that will be created are necessary and desirable in order to integrate Frontier fully into Pacific's and Enova's systems, Frontier will have its own local management team and work force.


               B.   Section 10(b)(2).  The Commission may not approve the
                    ----------------
          proposed transaction if it determines pursuant to Section 10(b)(2) that the consideration (including fees and expenses of the transaction) to be paid, indirectly, by Pacific and Enova in connection with the transaction is not reasonable or does not bear a fair relation to investment in and earning capacity of the utility assets underlying the securities being acquired. In this case, the equity investments by Frontier Pacific and Frontier Utilities in Frontier, a newly-formed entity with no preexisting business, have been expressly approved by the NCUC, which has also conducted extensive hearings on the overall economic feasibility of Frontier at the rates and rate design proposed by Frontier. The amounts to be invested were the result of direct, arms'-length, negotiations between private investors, and no fees to outside investment bankers will be paid.

               C.   Section 10(b)(3).  Section 10(b)(3) requires the
                    ----------------
          Commission to determine whether the transaction will unduly complicate the capital structure of Pacific and Enova or will be detrimental to the public interest, the interest of investors or consumers or the proper functioning of the Pacific and Enova holding company systems. The intent of these requirements is to assure the financial soundness of the holding company system, which particular regard to the proper balance of debt and equity.

               The transaction proposed herein will have a virtually undetectable impact on the capitalization and earnings of Pacific and Enova, and will not introduce any complexity into the capital structure of either holding company system. With regard to the latter, the debt and other obligations incurred or to be incurred by Frontier will not be recourse, directly or indirectly, to either SoCalGas or SDG&E.

               Moreover, as set forth more fully in the discussion of the standards of Section 10(c)(2), supra, and elsewhere in this Application or Declaration, the transaction will create opportunities for Frontier to achieve substantial savings, chiefly in the areas of coordinated gas supply and economies associated with greater buying power and the availability of managerial and technical expertise that will be needed by Frontier. The transaction will therefore be in the public interest and the interest of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system.

               3.5  Section 10(f).
                    -------------

               Frontier has obtained the required NCUC approvals for the equity investment by Pacific and Enova, through Frontier Pacific, in Frontier. The requirements of Section 10(f) have therefore been satisfied.


          ITEM 4.   REGULATORY APPROVALS.
                    --------------------

               The construction and financing of Frontier's gas distribution system is subject to the jurisdiction of the NCUC, which has issued various approvals referred to in Item 1. No other State or Federal commission has jurisdiction over any aspect of the transaction.

          ITEM 5.   PROCEDURE.
                    ---------

               The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application or Declaration as soon as practicable. Pacific and Enova request that the Commission's Order be issued as soon as practicable, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. Pacific and Enova hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the Transaction.

          ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
                    ---------------------------------

               A -  EXHIBITS.
                    --------

                    A-1  Articles of Organization of Frontier Energy LLC.

                    A-2  Operating Agreement of Frontier Energy LLC.

                    D-1 Application of Frontier Utilities of North Carolina and Frontier Energy LLC for Approval of Final Financing Plan, to Transfer Certificates, and for Approval of Waiver of Security Bond (NCUC Docket Nos. G-38, Sub. 3 and G-40).

                    D-2 Order of the NCUC in Docket Nos. 38, Sub. 3, and G-40, dated March 9, 1998.

                    E Map of natural gas service areas of SoCalGas, SDG&E and Frontier, common supply basins, major interstate pipelines and market centers and hubs. (To be filed by amendment - paper format filing).

                    F-1 Preliminary opinion of Reid & Priest LLP, special counsel to Pacific and Enova. (To be filed by amendment).

                    F-2 Past-tense opinion of Reid & Priest LLP, special counsel to Pacific and Enova. (To be filed by amendment).

                    H    Proposed form of Federal Register notice.

                    I Description of Economies and Efficiencies and Estimated Dollar Savings.

               B.   FINANCIAL STATEMENTS.
                    --------------------

                    FS-1: Pacific Enterprises Consolidated Balance Sheet as of March 31, 1998 (incorporated by reference to the Quarterly Report on Form 10-Q of Pacific Enterprises for the fiscal quarter ended March 31, 1998, in File No. 1-
                              0040).

                    FS-2: Enova Corporation Consolidated Balance Sheet as of March 31, 1998 (incorporated by reference to the Quarterly Report on Form 10-Q of Enova Corporation for the fiscal quarter ended March 31, 1998, in File No. 1-11439).

                    FS-3: Pacific Enterprises Consolidated Statement of Income for the quarter ended March 31, 1998 (incorporated by reference to the Quarterly Report on Form 10-Q of Pacific Enterprises for the fiscal quarter ended March 31, 1998, in File No. 1-0040).

                    FS-4: Enova Corporation Consolidated Statement of Income for the quarter ended March 31, 1998 (incorporated by reference to the Quarterly Report on Form 10-Q of Enova Corporation for the fiscal quarter ended March 31, 1998, in File No. 1-11439).


          ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
                    ----------------------------------------

               The transaction does not involve a "major federal action" nor will it "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application or Declaration will not result in changes in the operation of the Applicants or their respective subsidiaries that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction.

                                      SIGNATURE

               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Application or Declaration filed herein to be signed on their behalf by the undersigned thereunto duly authorized.

                                        PACIFIC ENTERPRISES


                                        By:  /s/  Warren I. Mitchell
                                             -----------------------
                                        Name:     Warren I. Mitchell
                                        Title:    Executive Vice President

                                        ENOVA CORPORATION


                                        By:  /s/  Donald E. Felsinger
                                             ------------------------
                                        Name:     Donald E. Felsinger
                                        Title:    President and Chief
                                                    Operating Officer

          Date:   June 15, 1998

                                  EXHIBIT INDEX


          Exhibit          Description
          -------          -----------

            A-1          Articles of Organization of Frontier Energy LLC.

            A-2          Operating Agreement of Frontier Energy LLC.

            D-1 Application of Frontier Utilities of North Carolina and Frontier Energy LLC for Approval of Final Financing Plan, to Transfer Certificates, and for Approval of Waiver of Security Bond (NCUC Docket Nos. G-38, Sub. 3 and G-40).

            D-2 Order of the NCUC in Docket Nos. 38, Sub. 3, and G-40, dated March 9, 1998.

     "P"     E           Map of natural gas service areas of SoCalGas,
                         SDG&E and Frontier, common supply basins, major interstate pipelines and market centers and hubs.
                         (To be filed by amendment - paper format filing).

            F-1 Preliminary opinion of Reid & Priest LLP, special counsel to Pacific and Enova. (To be filed by amendment).

            F-2 Past-tense opinion of Reid & Priest LLP, special counsel to Pacific and Enova. (To be filed by amendment).

              H          Proposed form of Federal Register notice.

              I Description of Economies and Efficiencies and Estimated Dollar Savings.